BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

150303

Filed in the office of	Document Number
Barbara K. Cegavske	20150393355-26
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 09/01/2015 4:29 PM
	Entity Number C4643-1990

Amendment to Certificate of Designation After Issuance of Class or Series

(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation For Nevada Profit Corporations

(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1. Name of corporation:

Cryoport, Inc.

2. Stockholder approval pursuant to statute has been obtained.

3. The class or series of stock being amended:

Class B Preferred Stock

4. By a resolution adopted by the board of directors, the certificate of designation is being amended as follows or the new class or series is:

Section 4 of the Certificate of Designation of the Class B Preferred Stock is hereby amended and restated as provided in the attachment hereto.

5. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

6. Signature: (required)

X [signature]

Signature of Officer Robert S. Stefanovich, CFO

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Section 4 of the Certificate of Designation of Class B Preferred Stock is hereby amended and restated as follows:

"4. Voting.

(a) Except as otherwise required by law, on any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Class B Preferred Stock shall be entitled to cast the number of votes equal to (i) the number of whole shares of Class B Preferred Stock held by such holder as of the record date for determining stockholders entitled to vote on such matter, multiplied by (ii) two and one-half (2.5) (the **"Voting Multiplier"**). Fractional votes shall not, however, be permitted, and any fractional voting rights (after aggregating all shares of Common Stock into which shares of such series held by each holder could be converted) shall be rounded up to the nearest whole number. Except as provided by law or by the other provisions of the Articles of Incorporation, holders of Class B Preferred Stock shall vote together with the holders of Common Stock as a single class.

(b) If the Corporation shall at any time or from time to time after May 19, 2015 effect a subdivision of the outstanding Common Stock, the Voting Multiplier in effect immediately before that subdivision shall be proportionately increased so that the number of votes entitled to each share of such series for purposes of this Section 4 shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding as a result of such subdivision.

(c) If the Corporation shall at any time or from time to time after May 19, 2015 combine the outstanding shares of Common Stock, the Voting Multiplier in effect immediately before the combination shall be proportionately decreased so that the number of votes entitled to each share of such series for purposes of this Section 4 shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding as a result of such combination.

(d) Any adjustment pursuant to subsections (b) and (c) above shall become effective at the close of business on the date the subdivision or combination becomes effective."